Pacific International Services Corp.

                                December 1, 1995


To the Record Holders of
  Pacific International Services
  Corp.'s 10% Convertible
  Subordinated Debentures Due 2007


     In connection with the distribution to you on October 31, 1995 of the Offer to Exchange (the "Offer") made by Pacific International Services Corp. (the "Company"), it has come to the Company's attention that in regards to those conditions to the Exchange Offer the fulfillment of which are to be satisfied in the "sole judgement" of the Company, it was not disclosed that the Company has agreed to be bound by a standard of reasonableness in the exercise of such judgement.


                         PACIFIC INTERNATIONAL SERVICES CORP.



                         By:    /s/  Alan M. Robin
                         Its:   Chairman, CEO and President